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                                                            EXHIBIT 99.(a)(1)(I)

May 23, 2001

Dear Employees:

Pursuant to Section 14 of the Offer to Exchange, we have amended the Offer to Exchange and the Summary of Terms as indicated in the Supplement to the Offer to Exchange, attached hereto (the "Supplement"). Other than as indicated in the Supplement, all other terms of the Offer to Exchange and the Summary of Terms remain unchanged, including the deadline to respond before 12:00 p.m., PDT, on June 6, 2001. If you have any questions, please do not hesitate to contact Stock Administration at (925) 600-6426 or via email at optionexchange@documentum.com.


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